

August 14, 2023

Diane Saadeh-Jajeh
Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

> **Re: GameStop Corp.**
> **Form 10-K for the Fiscal Year Ended January 28, 2023**
> **Filed March 28, 2023**
> **File No. 001-32637**

Dear Diane Saadeh-Jajeh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 26

1.  In the discussion of year over year changes in net sales, gross profit and selling, general and administrative expenses you identify multiple factors for changes in the line items without quantifying the impact of each. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
11. Intangible Assets
Digital Assets, page 52

2.  Please provide us with your accounting analysis, including classification, for the IMX and Digital Worlds NFTs Ltd. transactions citing the authoritative literature used to reach your

conclusions.  Also, detail the rights and obligations of the parties and the business purpose surrounding your right to receive $150 million in IMX tokens.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 with any questions.


Sincerely,

Division of Corporation Finance
Office of Trade & Services